Cyto Wave Technologies, Inc.

201 Spear Street, Suite 1100 San Francisco, CA	94105
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:  415-494-7850

Attached please find eight supporting documents being filed as correspondence related to our Form 10-12G/A, file number 000-54907.

Regards:

/s/ George Yu

George Yu

President and Chief Executive Officer

Date:

April 9, 2013